Annual General Meeting of Shareholders of Medigus Ltd.

Date: August 7, 2023

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

AGENDA

	For	Against	Abstain
1. Approval of the re-election of Mr. Eli Cohen to serve as a director of the Company;	☐	☐	☐
2. Approval of a grant of restricted share units ("**RSUs**") to the Company's Chief Executive Officer ("**CEO**"), Chief Financial Officer ("**CFO**") and the Company's directors;	☐	☐	☐

	Yes	No
2A. Are you a controlling shareholder or do you have a personal interest in approval of proposal 2 above? (Response required for vote to be counted.)	☐	☐

	For	Against	Abstain
3. Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, our independent auditors for the year ending December 31, 2023, and its service until the next annual general meeting of shareholders to be held in 2024.	☐	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

_______________ Please Sign Here   _______________ Please Date Above

_______________ Please Sign Here   _______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of Shareholders of Medigus Ltd. to be Held on August 7, 2023 for Holders as of July 6, 2023

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on August 1, 2023

PROXY TABULATOR FOR

MEDIGUS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Medigus Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on August 1, 2023)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares, or other Deposited Securities represented by such Shares, of **Medigus Ltd.** (the "**Company**"), registered in the name of the undersigned on the books of the Depositary as of the close of business on **July 6, 2023** at the Company's **Annual General Meeting of Shareholders**, to be held on **August 7, 2023** at **5:00 p.m. local time (10:00 a.m. E.T.)**, at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd. Ramat Gan, Israel 5250608, or at any adjournments or postponements thereof, in respect of the resolutions specified on the reverse.

NOTES:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite the agenda item.**
2. **It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
MEDIGUS LTD.
P.O. Box 8016
CARY, NC 27512-9903